787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 21, 2015

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (the “Registrant”)
Registration Statement on Form N-14 Filed on September 14, 2015 (the “Registration Statement”)
Securities Act File No. 333-206942

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in telephone conversations with Ryan Brizek and Jason Rosenthal of Willkie Farr & Gallagher LLP on October 1, 2015 and with Mr. Brizek on October 8, 2015.  The Registration Statement relates to the proposed reorganizations of (i) Arden Alternative Strategies Fund (“Arden Fund I”), a series of Arden Investment Series Trust (the “Arden Trust”), into Aberdeen Multi-Manager Alternative Strategies Fund (“Aberdeen Fund I”), a series of the Registrant, and (ii) Arden Alternative Strategies II (“Arden Fund II” and together with Arden Fund I, the “Target Funds” and each, a “Target Fund”), a series of the Arden Trust, into Aberdeen Multi-Manager Alternative Strategies Fund II (“Aberdeen Fund II” and together with Aberdeen Fund I, the “Acquiring Funds” and each, an “Acquiring Fund”),(1) a series of the Registrant (each, a “Reorganization” and together, the “Reorganizations”).

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

(1)         As discussed with the Staff, the Board of Trustees of the Registrant added the phrase “Multi-Manager” to each Acquiring Fund’s name following the filing of the Registration Statement.

Comment No. 1:                              Please add the “delaying amendment” language of Rule 473 under the Securities Act of 1933 to the facing page of the Registration Statement.

Response:                                                                 The requested change has been made.

Comment No. 2:                              Please revise the presentation of the Proposals so that the Proposals to be voted upon by Arden Fund I shareholders are described separately from the Proposals to be voted upon by Arden Fund II shareholders.  See, e.g., Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 and Item 22(a)(3)(ii) of Schedule 14A.

Response:                                                                 The requested change has been made.

Comment No. 3:                              Please file with the next amendment to the Registration Statement a form of the opinion of counsel regarding tax consequences of the Reorganizations. Please confirm that the tax opinion will reflect the requirements of Staff Legal Bulletin 19.

Response:                                                                 The Registrant confirms that a form of the opinion of counsel regarding tax consequences of the Reorganizations will be filed as an exhibit with the next amendment to the Registration Statement.  The Registrant confirms that the form of the opinion of counsel regarding tax consequences of the Reorganizations will reflect the requirements of Staff Legal Bulletin 19.

Comment No. 4:                              Please confirm that once effective each Acquiring Fund’s prospectus and the Acquiring Funds’ statement of additional information that were filed in post-effective amendment no. 65 to the Registrant’s registration statement with a Securities Act File No. of 333-146680 will not be used by an Acquiring Fund in connection with the sale of its shares (other than in connection with the use of the Registration Statement) unless and until the closing of the applicable Reorganization.

Response:                                                                 The Registrant confirms that each Acquiring Fund’s prospectus and the Acquiring Funds’ statement of additional information referenced above will not be used by an Acquiring Fund in connection with the sale of its shares (other than in connection with the use of the Registration Statement) unless and until the closing of the applicable Reorganization.

Comment No. 5:                              In the Proxy Statement/Prospectus, please revise the “Investment Strategies” to reflect any changes made to the Acquiring Funds’ prospectuses since the initial filing of the Registration Statement.  To the extent applicable, please highlight any differences from the investment strategies of the Target Funds that may result from the changes made to the Acquiring Funds’ investment strategies.

Response:                                                                 The requested changes have been made.

Comment No. 6:                              In the fee tables comparing the pro forma fees of an Acquiring Fund with the actual fees of its respective Target Fund, please ensure that “Dividend and Interest Expenses on Short Positions” is a sub-caption under “Other Expenses.”

Response:                                                                 The fee tables have been modified so that “Dividend and Interest Expenses on Short Positions” is now a sub-caption under “Other Expenses.”

Comment No. 7:                              In the expense example tables comparing the expenses of Aberdeen Fund I with the expenses of Arden Fund I over 1-, 3-, 5- and 10-year periods, to the extent that Aberdeen Fund I’s and Arden Fund I’s expenses are not affected by redemptions, please remove the table under the heading “Assuming You Do Not Redeem Your Shares.”

Response:                                                                 The requested change has been made.

Comment No. 8:                              In the expense example tables comparing the expenses of the share classes of Aberdeen Fund II with the expenses of the share classes of Arden Fund II over 1-, 3-,5- and 10-year periods, to the extent that the expenses of any share class are not affected by redemptions, please remove such share class from the table under the heading “Assuming You Do Not Redeem Your Shares.”

Response:                                                                 The requested change has been made.

Comment No. 9:                              Please explain why the HFRX Absolute Return Index is an appropriate benchmark for the Acquiring Funds.

Response:                                                                 The HFRX Absolute Return Index is designed to be representative of the overall composition of the hedge fund universe and is comprised of all eligible hedge fund strategies.  Since the Acquiring Funds employ a variety of alternative investment strategies, the Registrant believes that the HFRX Absolute Return Index is an appropriate broad-based securities market index for the Acquiring Funds.  In light of the Staff’s comment, however, the Registrant has added the MSCI World Index and Barclays U.S. Aggregate Bond Index as additional indices in the performance table.  Although each Acquiring Fund’s strategy seeks to enable the Fund to achieve a low beta to the major equity and fixed income markets, the additional indices will provide a point of comparison for investors.

Comment No. 10:                       Rule 22c-1 under the Investment Company Act of 1940 states that any sale or redemption of an investment company’s security must be “at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”  The section entitled “Additional Information About the Acquiring Funds—Investing Through Financial Intermediaries” states that an order will be deemed received in good form by an Acquiring Fund “when the order is accepted by the financial intermediary” and priced at the next calculated net asset value.  Please revise this disclosure so that an order will be deemed received by an Acquiring Fund when—and, thus, priced at the next calculated net asset value after—an order is received by the financial intermediary.

Response:                                                                 The requested change has been made.

Comment No. 11:                       Please add the $5 quarterly fee for accounts with low balances to the fee tables as an account fee.

Response:                                                                 The Acquiring Funds charge the $5 quarterly fee to accounts with a balance of less than $1,000, subject to certain exceptions.  Consequently, the Registrant respectfully submits that a typical investor in an Acquiring Fund will not be charged this account fee, and that including the account fee in the fee tables would be misleading to the typical investor in an Acquiring Fund that is not charged this account fee.

Comment No. 12:                       Please supplementally provide the Arden Board’s considerations with respect to Proposal 2.

Response:                                                                 The Arden Board’s considerations with respect to Proposal 2 have been separately provided to the Staff.

Comment No. 13:                       In the section of the Proxy Statement/Prospectus relating to Proposal 2, please provide a discussion of Section 15(f) under the Investment Company Act of 1940 and whether the Adviser Acquisition is intended to satisfy the requirements of Section 15(f).

Response:                                                                 The requested change has been made.

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Should you have any questions concerning the above, please call the undersigned at (212) 728-8865.

Sincerely,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Lucia Sitar, Esq., Aberdeen Asset Management Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP